FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 04, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES THE COMMISSIONING OF A NEW PRODUCTION LINE AT MECHEL TARGOVISTE

Targoviste, Romania – June 4, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces the commissioning of a new construction reinforcement production line at its Mechel Targoviste subsidiary in Targoviste, Romania. The project follows the program of Mechel’s service and sales subsidiary, Mechel Service OOO, aimed at entering the market of custom made construction reinforcement.

Mechel has continued to strengthen its positions in the eastern European steel market. In March 2008, Mechel Service OOO opened its branch, Mechel Service Europe OOO, in Romania, which provides Mechel’s metal product sales in this region. The new production line installed at Mechel Targoviste is expected to produce high margins as it produces custom made reinforcing elements conforming to each customer’s specific needs. Mechel will continue to supply products that meet the latest demands of customers in the construction industry.

The new production line will release inserts (“joist webs”) used to manufacture apertures of doors and windows, bind reinforcement structures together, and strengthen bearing structures; as well as welded frames necessary to create bearing concrete columns and other construction frames. All custom made products will possess unique characteristics needing no additional processing prior to its use.

The complex was supplied by SCHNELL, Italy, one of the leading manufactures of equipment for metallurgical plants. The production line’s projected capacity is 1,000 tonnes of shaped steel per month with the potential for a significant increase in output.

The project investments amounted to 1 million euros, or USD $1.5 million. The primary costs were for designing and acquiring the equipment, preparing premises, and training new personnel. To operate the line, 40 additional employees were hired.

Manufacturing custom made reinforcement elements includes several stages, including: sorting, cutting, bending, and storing. Each stage is provided with the latest machines that can automatically cut and displace reinforcements, obtain maximum preciseness while cutting large quantity of rebars, and bend any forms. All machines are distinguished by its type of operation and maintenance. Each machine is very cost efficient and can produce at high speeds with minimum manual labor.

Mechel Management OOO Chief Executive Officer Vladimir Polin commented: “This production gives Mechel Service Europe OOO an opportunity to offer construction companies a supply of finished reinforcing elements in the long term and will attract more end users due to its complex supplies and wider range of services. Using our reinforcing materials, we can reduce construction periods while ensuring a high quality product and reliability.”

Mr. Polin continued, “This new production line has given us the potential to win a new market niche. This is especially important considering there is rapid growth in the building materials market of Eastern Europe, which is tied to the general economic growth trend in this region. The new line at Mechel Targoviste will produce high margin products that are currently in high demand on the market. After commissioning the production line and arranging the shaped steel sales, the product volumes will be ramped up by installing additional equipment. We are pleased that Mechel’s steel division continues to successfully execute on its strategic objective to transfer to manufacturing downstream products with high added value. This allows Mechel to maintain a steady market position and generate stronger profits.”

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  June 04, 2008